UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 28, 2008

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated May 28, 2008 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529 and File No. 333-147024) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 and October 30, 2007, respectively and the registration statements on Form S-8 (File No. 333-148058 and File No. 333-148574) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007 and January 18, 2008, respectively.

XTL Biopharmaceuticals Announces Appointment of Laurence N. Charney to Board of Directors

VALLEY COTTAGE, NEW YORK, May 28, 2008 – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) today announced that Laurence N. Charney, CPA, has been appointed to XTL's Board of Directors. The appointment, effective immediately, increases the size of XTL’s Board to six members.

Mr. Charney, 61, recently retired from his position as a Partner of Ernst & Young LLP, an international assurance, tax, transaction and advisory services firm, having served that firm for over thirty-five years. At Ernst & Young, Mr. Charney most recently served as the Americas Area Director of Conflict Management. In that role he had oversight and responsibility in ensuring compliance with global and local conflict of interest policies for client and engagement acceptance across all service lines. Mr. Charney previously served as an audit partner where his global practice focused on the media and entertainment, telecom and software industries servicing public and private companies in addressing their transactional, regulatory, corporate governance, Sarbanes-Oxley, tax and accounting challenges.

Since July 2007, he has served on the Audit Committee and Board of Directors of Marvel Entertainment, Inc. (NYSE: MVL). In June 2007, he completed a term as the Chairman of the Audit Committee of UJA - Federation of New York. Mr. Charney graduated with a BBA degree from Hofstra University and completed the Executive MBA in Business program at Columbia University.

Ron Bentsur, Chief Executive Officer of XTL, commented “We are excited to have Larry join our Board of Directors. Through his many years of experience in public accounting, Larry is well-versed in matters related to SEC and Sarbanes-Oxley compliance. We believe that his skills provide a valuable addition to XTL's Board, as we prepare for the next stage of the company’s growth following what we hope will be a successful completion of our Phase 2b study of Bicifadine in Q4 2008.”

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future clinical and business prospects for our clinical compound for neuropathic pain, Bicifadine, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially is our ability to complete in a timely and cost effective manner clinical trials on Bicifadine, which could directly impact our ability to continue to fund our operations; our ability to meet anticipated development timelines for all of our drug candidates due to recruitment, clinical trial results, manufacturing capabilities or other factors; the success of our drug development and marketing arrangements with third parties; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2008. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: May 28, 2008	By:	/s/ Bill Kessler
Bill Kessler
Director of Finance